BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 03, 2023

1. DATE, TIME AND PLACE: Meeting held on January 03, 2023, at 2 p.m, at BRF S.A.'s ("Company") offices, located at Avenida Dra. Ruth Cardoso, 1st floor, Pinheiros, in the City of São Paulo, State of São Paulo, Zip Code 05425-070.

2. CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti.

3. PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4. AGENDA: (i) Election of the member to compose the Company's Executive Board.

5. DELIBERAÇÕES: The members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the drawing up of these minutes in the form of a summary. Once the agenda has been examined, the following matter was discussed, and the following decision was taken:

5.1. Regarding the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions, pursuant to article 23 (iii) of the Bylaws, elected Mr. **Artemio Listoni**, Brazilian, divorced, Agriculture and Livestock technician, bearer of identity card RG No. 39.567.331-8 (SSP/SP), enrolled in the CPF/MF under No. 425.408.959-72, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of **Industrial Operations and Logistics Vice-President**.

The Officer hereby elected took office upon execution of the respective term of investiture, having declared, under the penalties of the law, to not be impeded by special law, or convicted of crimes of bankruptcy, prevarication, bribery, fraud, embezzlement or crimes against public welfare, public faith or property, or convicted of criminal sentence that prevents, temporarily or otherwise, the access to public office, in accordance to article 147, first paragraph of Law no. 6,404/1976 and CVM Resolution No. 80, of March 29, 2022.

Therefore, all of the Members of the Company's Executive Board, including the elected director, shall have a unified term of office ending on May 04, 2024. The Company's Executive Board shall be composed as follows:

(a) **Miguel de Souza Gularte**, Brazilian, married, veterinarian, bearer of identity card RG No. 2020494148 (SSP/RS), enrolled in the CPF/MF under No. 270.209.240-34 domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, to the position of Global Chief Executive Officer;

(b) **Fabio Luis Mendes Mariano**, Brazilian, married, business administrator, bearer of identity card RG No. 22.389.009 (SSP/SP), enrolled in the CPF/MF under No. 293.160.428-36, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Chief Financial and Investor Relations Officer;

(c) **Alessandro Rosa Bonorino**, Brazilian, single, economist, bearer of identity card RG No. 2027404603 (SSP/RS), enrolled in the CPF/MF under No. 004.978.597-42, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of People, Sustainability and Digital Vice-President;

(d) **Artemio Listoni**, Brazilian, divorced, Agriculture and Livestock technician, bearer of identity card RG No. 39.567.331-8 (SSP/SP), enrolled in the CPF/MF under No. 425.408.959-72, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76,

in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, no. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Industrial Operations and Logistics Vice-President;

(e) **Leonardo Campo Dall'orto**, Brazilian, married, mechanical engineer, bearer of identity card RG no. 1.161.217 (SESP/ES), enrolled in the CPF/MF under No. 034.845.357-41, domiciled, including for the purposes of the second paragraph of Article 149 of Law No. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer to the position of International Markets and Planning Vice-President;

(f) **Marcel Sacco**, Brazilian, married, marketing graduate, bearer of identity card RG No. 9.190.683-0 (SSP/SP), enrolled in the CPF/MF under No. 100.523.638-05, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Marketing and New Business Vice-President;

(g) **Fabio Duarte Stumpf**, Brazilian, married, veterinary medicine graduate, bearer of identity card RG no. 6053420556 (SSP/RS) and enrolled in the CPF/MF under No. 987.624.780-87, domiciled, including for the purposes of the second paragraph of Article 149 of Law No. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Agribusiness and Product Quality Vice-President; and

(h) **Manoel Reinaldo Manzano Martins Junior**, Brazilian, married, business administrator, bearer of identity card RG No. 22557908 (SSP/SP) enrolled in the CPF/MF under No. 258.430.828-22, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Brazil Commercial Vice-President.

6. <u>DOCUMENTS FILED AT THE COMPANY</u>: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company's head

office.

7. **<u>CLOSURE</u>:** There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, January 03, 2023.

____

Bruno Machado Ferla
Secretary